CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
 (310) 231-8600                                         Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940


FOR IMMEDIATE RELEASE


                Retalix Announces General Meeting of Shareholders

Ra'anana, Israel, October 10, 2005 -- Retalix Ltd. (NASDAQ:RTLX) today provided notification that an extraordinary general meeting of the shareholders of the Company will be held on November 1, 2005, at 2:00 p.m. (the "Original Date") at the Company's offices at 10 Zarhin Street, Ra'anana, Israel.


The Issues on the Agenda for the meeting include:

1. Approval of the amendment of the Articles of Association of the Company in light of Amendment No. 3 to the Israeli Companies Law, 5759 - 1999
     (the "Companies Law").
2. Approval of the Company's entering into a directors and officers liability insurance policy, with coverage up to the sum of US$15.0 million per event and per period, at an annual premium of up to US$500,000 (the "Policy") and approval of the renewal of the Policy upon the end of its term or upon its replacement from time to time as necessary, with the same insurer or with another insurer; provided that, the coverage shall not exceed that of the above mentioned Policy and that the annual premium shall not exceed 10% of the above mentioned premium.
3. Increase of the registered share capital of the Company in the amount of NIS 5.0 million, so that following such increase the registered share capital of the Company will be NIS 30.0 million, divided into
     30.0 million ordinary shares of NIS 1.00 par value each, and amendment of each of the Memorandum of Association and Articles of Association of the Company accordingly to reflect such increase in the registered share capital.

All the proposed resolutions require the approval of a simple majority of the shareholders of the Company present and participating in the vote.

The record date for the determination of the right of a shareholder to vote in the meeting pursuant to Section 182 (b) of the Companies Law, is October 17, 2005, at the end of the trading day (the "Record Date").

Every shareholder in accordance with Section 177(1) of the Companies Law, which is required to prove his ownership of a share in order to vote in the meeting, is required to provide the Company with an authorization by the Tel-Aviv Stock Exchange member with which such shareholder's ownership of shares is registered as of the Record Date, or similar proof for shareholders whose shares are held by a broker in the United States.

The full text of the resolutions on the agenda is available for review at the registered offices of the Company, from Sunday through Thursday, during the hours 4:00 - 6:30 p.m., commencing on October 16, 2005 and ending on October 30, 2005.

The address of the registered office of the Company is 10 Zarhin Street, Ra'anana, Israel (Tel: +972(9) 776-6677).

A shareholder is entitled to vote personally or through a power of attorney, which must be deposited at the Company's registered office no later than 48 hours before the date of the meeting. A form of the power of attorney is available at the offices of the Company during regular business hours.

According to the Articles of Association of the Company, the quorum for the meeting will require the presence of two shareholders (personally or represented by someone on their behalf), holding together or representing together at least 25 percent of the voting rights in the Company. If within one-half hour from the time which was set for the meeting a quorum is not present, an Adjourned Meeting will be held on November 2, 2005, at 2:00 p.m., at the same location. If a quorum will not be present at the Adjourned Meeting within one-half hour, any two shareholders present (personally or represented by someone on their behalf) will constitute a quorum.

About Retalix Ltd.
Retalix Ltd. provides integrated enterprise-wide software solutions for the food and consumer goods retail and distribution industries worldwide. Retalix solutions are installed in supermarkets, convenience stores, fuel stations, and quick service restaurants, as well as foodservice, grocery, convenience products, and fast moving consumer goods distribution organizations. The Company offers a full portfolio of software applications that automate essential retailing, distribution and supply chain management operations. These applications enable users to increase operating efficiencies, while improving customer acquisition, retention and profitability. With more than 34,000 installations across 50 countries, Retalix develops and supports its software through more than 1,200 employees in its various subsidiaries and offices worldwide.

For further information, please visit the Company's web site at www.retalix.com



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